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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No.1 )



                         Alliance Entertainment Corp.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.0001 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   018593103
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                Mr. James T. Byrne, Jr. Office of the Secretary
                      Bankers Trust New York Corporation,
                      280 Park Avenue, New York, NY 10017
                                  Tel. (212) 250-1869
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                June 14, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                                                             Page 1
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                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.            018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           BT Capital Partners, Inc
                              EIN No. 13-2725387
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                (b) [ X ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                             WC, BK  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
- --------------------------------------------------------------------------------
NUMBERS OF                   7.  SOLE VOTING POWER
 SHARES                                         3,974,937
 BENEFICIALLY                    _______________________________________________
 OWNED BY EACH
 REPORTING                   8.  SHARED VOTING POWER
 PERSON WITH                                                    0
                                 _______________________________________________

                             9.  SOLE DISPOSITIVE POWER
                                               3,974,937
                                 _______________________________________________

                             10.  SHARED DISPOSITIVE POWER
                                                                0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   3,974,937
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     10.8%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      CO
- --------------------------------------------------------------------------------

                                                             Page 2
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                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.            018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Bankers Trust New York Corporation
                              EIN No. 13-6180473
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                (b) [ X ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                             WC, BK  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
- --------------------------------------------------------------------------------
NUMBERS OF                   7.  SOLE VOTING POWER
 SHARES                                                         0*
 BENEFICIALLY                    _______________________________________________
 OWNED BY EACH
 REPORTING                   8.  SHARED VOTING POWER
 PERSON WITH                                                    0
                                 _______________________________________________

                             9.  SOLE DISPOSITIVE POWER
                                                                0*
                                 _______________________________________________

                             10.  SHARED DISPOSITIVE POWER
                                                                0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   0*
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0*
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      CO
- --------------------------------------------------------------------------------

BT Capital Partners, Inc. is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. Bankers Trust Company is a direct wholly-owned subsidiary of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by BT Capital Partners, Inc. and Bankers Trust Company.
                                                             Page 3
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                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.            018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Bankers Trust Company
                              EIN No. 13-4941247
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                (b) [   ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                 OO  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   New York
- --------------------------------------------------------------------------------
NUMBERS OF                   7.  SOLE VOTING POWER
 SHARES                                                 71,300
 BENEFICIALLY                    _______________________________________________
 OWNED BY EACH
 REPORTING                   8.  SHARED VOTING POWER
 PERSON WITH                                                 0
                                 _______________________________________________

                             9.  SOLE DISPOSITIVE POWER
                                                        71,300
                                 _______________________________________________

                             10.  SHARED DISPOSITIVE POWER
                                                             0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   71,300
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.2%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      BK, IA
- --------------------------------------------------------------------------------

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   ITEM 1.  SECURITY AND ISSUER.

                This amendment amends a statement on Schedule 13D (the"Original
            13D") relating to Common Stock, par value $.0001 per share ("Common Stock), of Alliance Entertainment Corp. (the" Issuer"), filed with the Securities and Exchange Commission on June 14, 1996 by the filing persons described under Item 2.



   ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c), Item 2(f).
             --------------------------------

                The Original 13D was filed by Bankers Trust New York
             Corporation, Bankers Trust Company and BT Capital Partners, Inc.

                This amendment is being filed to include an additional cover sheet relating to shares owned by BT Capital Partners, Inc. as reported in Item 2 of the Original 13D. No change is made to the other cover sheets filed as part of the Original 13D.


             Items 2(d) and (3).
             ------------------

             No change.



   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.


   ITEM 4.  PURPOSE OF TRANSACTION.

            No change.

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   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            No change.



   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No changes.


   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
            No change.

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   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  June 18, 1996



   Signature:    BANKERS TRUST NEW YORK CORPORATION

        By:      /s/ James T. Bynre
                 ____________________________________
        Name:    James T. Byrne
        Title:   Senior Vice President